UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                         AMENDED AND RESTATED
                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                          NACCO Industries, Inc.
                             (Name of Issuer)

                 Class B Common, par value $1.00 per share
                        (Title of Class of Securities)

                              629579 20 02
                              (CUSIP Number)
                           Alfred M. Rankin, Jr.
                          5875 Landerbrook Drive
                   Mayfield Heights, Ohio  44124-4017
                              (216) 449-9600
       (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                March 1994
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Amended and Restated Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box ______.

Check the following box if a fee is being paid with the statement ______. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________________________________________
CUSIP No.
629579 20 02
13D
Page   2    of  18  Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Clara T. Rankin

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) ______
                                                  (b) __X___
3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00 - See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) _____

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER

   329,247

8  SHARED VOTING POWER

   7,000

9  SOLE DISPOSITIVE POWER

   329,247

10 SHARED DISPOSITIVE POWER

   7,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   336,247

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*_____

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   19.52%

14 TYPE OF REPORTING PERSON*

   IN

  *SEE INSTRUCTION BEFORE FILLING OUT!

_________________________________________________________
CUSIP No.
629579 20 02
13D
Page   3    of  18  Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Alfred M. Rankin, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) _____
                                                        (b) __X__

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00 - See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) _____.

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

   58,998

8  SHARED VOTING POWER

   16,000

9  SOLE DISPOSITIVE POWER

   58,998

10 SHARED DISPOSITIVE POWER

   16,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   74,998

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* _____

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   4.35%

14 TYPE OF REPORTING PERSON*

   IN

   *SEE INSTRUCTION BEFORE FILLING OUT!
_________________________________________________________

CUSIP No.
629579 20 02
13D
Page   4    of  18  Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Helen R. Butler

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) _____
                                                    (b) __X__

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00 - See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) _____.

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

   3,028

8  SHARED VOTING POWER

   0

9  SOLE DISPOSITIVE POWER

   3,028

10 SHARED DISPOSITIVE POWER

   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,028

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* _____.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   0.18%

14 TYPE OF REPORTING PERSON*

   IN

*SEE INSTRUCTION BEFORE FILLING OUT!
_________________________________________________________

CUSIP No.
629579 20 02
13D
Page   5    of  18  Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Thomas T. Rankin

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) _____
                                                         (b) __X__

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00 - See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) _____.

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

   60,716

8  SHARED VOTING POWER

   0

9  SOLE DISPOSITIVE POWER

   60,716

10 SHARED DISPOSITIVE POWER

   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   60,716

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* _____

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   3.52%

14 TYPE OF REPORTING PERSON*

   IN

*SEE INSTRUCTION BEFORE FILLING OUT!

_________________________________________________________

CUSIP No.
629579 20 02
13D
Page   6    of  18  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Claiborne R. Rankin

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) _____
                                                  (b) __X__

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00 - See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) _____.

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

   66,518

8  SHARED VOTING POWER

   0

9  SOLE DISPOSITIVE POWER

   66,518

10 SHARED DISPOSITIVE POWER

   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   66,518

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* _____

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   3.86%

14 TYPE OF REPORTING PERSON*

   IN

*SEE INSTRUCTION BEFORE FILLING OUT!

_________________________________________________________

CUSIP No.
629579 20 02
13D
Page   7   of  18  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Roger F. Rankin

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) _____
                                                         (b) __X__

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00 - See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) _____.

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

    67,398

8   SHARED VOTING POWER

    0

9   SOLE DISPOSITIVE POWER

    67,398

10 SHARED DISPOSITIVE POWER

   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   67,398

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ____

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   3.91%

14 TYPE OF REPORTING PERSON*

   IN

   *SEE INSTRUCTION BEFORE FILLING OUT!

_________________________________________________________

CUSIP No.
629579 20 02
13D
Page   8   of  18  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bruce T. Rankin

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) _____
                                                           (b) __X__

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00 - See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) _____.

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

    67,398

8   SHARED VOTING POWER

    0

9   SOLE DISPOSITIVE POWER

    67,398

10  SHARED DISPOSITIVE POWER

    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    67,398

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ____

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.91%

14  TYPE OF REPORTING PERSON*

    IN

*SEE INSTRUCTION BEFORE FILLING OUT!
_________________________________________________________

CUSIP No.
629579 20 02
13D
Page   9   of  18  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Britton T. Taplin

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) _____
                                                        (b) __X__

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00 - See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) _____.

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

    27,495

8   SHARED VOTING POWER

    0

9   SOLE DISPOSITIVE POWER

    27,495

10  SHARED DISPOSITIVE POWER

    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,495

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ____

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    1.60%

14  TYPE OF REPORTING PERSON*

    IN

*SEE INSTRUCTION BEFORE FILLING OUT!
_________________________________________________________
CUSIP No.
629579 20 02
13D
Page   10   of  18  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    National City Bank, as trustee

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) _____
                                                        (b) __X__

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00 - See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) _____.

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

    0

8   SHARED VOTING POWER

    67,000

9   SOLE DISPOSITIVE POWER

    0

10  SHARED DISPOSITIVE POWER

    67,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    67,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ____

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.89%

14  TYPE OF REPORTING PERSON*

    BK

*SEE INSTRUCTION BEFORE FILLING OUT!
_________________________________________________________

     The Schedule 13D filed on March 29, 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 14, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 9, 1994, and as amended and restated in its entirety pursuant to Regulation S-T, Rule 101(a)(2) on March 30, 1994 (the "Schedule 13D") on behalf of certain signatories to the Stockholders' Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, NACCO Industries, Inc. and Society National Bank (successor by merger to Ameritrust Company National Association), as depositary, is hereby further amended as follows:

Item 2.  Identity and Background

     Item 2 of the Schedule 13D is hereby amended as hereinafter set forth:

     (a)  The statements under the heading Alfred M. Rankin, Jr.
are hereby deleted and replaced in their entirety by the following:

     Alfred M. Rankin, Jr.  Mr. Rankin's resident address is Old
Mill Road, Gates Mills, Ohio 44040. He is Chairman, President and Chief Executive Officer of the Company at 5875 Landerbrook Drive,
Mayfield Heights, Ohio 44124-4017.

     (b) The heading Helen P. Rankin and the statements thereunder are hereby deleted and replaced in their entirety by the following:

     Helen R. Butler.  Ms. Butler's resident address is 955 Park
Avenue, #3NE, New York, New York 10028.  She is a director at
Aloha Hive, RR 1, Box 280, Fairlee, Vermont 05045-9510.

     (c) The statements under the heading Clara T. Rankin are hereby deleted and replaced in their entirety by the following:

     Clara T. Rankin.  Ms. Rankin's resident address is 401 West
Fullerton Parkway, Apt. 501E, Chicago, Illinois 60614. She is a sales associate at USRobotics, 7770 North Frontage Road, Skokie,
Illinois 60077-2690.

     (d) The statements under the heading Thomas T. Rankin are hereby deleted and replaced in their entirety by the following:

     Thomas T. Rankin.  Mr. Rankin's resident address is 214
Banbury Road, Richmond, Virginia 23221. He is the owner of Cross-Country Marketing, 2100 West Laburnam Avenue, Interstate Center,
Suite 102, Richmond, Virginia 23227.

     (e) The statements under the heading Matthew M. Rankin are hereby deleted and replaced in their entirety by the following:

     Matthew M. Rankin.  Mr. Rankin's resident address is 407-B
Avalon Road, Greensboro, North Carolina 27401.  He is a student.

     (f)  The statements under the heading Claiborne R.
Rankin are hereby deleted and replaced in their entirety by the following:

     Claiborne R. Rankin.  Mr. Rankin's resident address is 1003
Malvern Court, Ruxton, Maryland 21204-6716.  He is self-employed.

     (g) The statements under the heading Roger F. Rankin are hereby deleted and replaced in their entirety by the following:

     Roger F. Rankin.  Mr. Rankin's resident address is 1449
Carpenter Road, Gates Mills, Ohio 44040. He is employed as a Vice President at Society National Bank at 127 Public Square,
Cleveland, Ohio 44115.

     (h) The statements under the heading Martha S. Kelly are hereby deleted and replaced in their entirety by the following:

     Martha S. Kelly.  Ms. Kelly's resident address is 1429 Ames
Hill Road, Brattleboro, Vermont 05301. She is a special educator at Brattleboro Union High School, Fairground Road, Brattleboro,
Vermont 05301.

     (i)  The statements under the heading Thomas E. Taplin,
Jr. are hereby deleted and replaced in their entirety by the following:

     Thomas E. Taplin, Jr.  Mr. Taplin's resident address is 715
Ashland Avenue, Santa Monica, California 90405. He is self-employed at ELI ELY Publishing, 715 Ashland Avenue, Santa Monica,
California 90405.

     (j) The statements under the heading Frank F. Taplin are hereby deleted and replaced in their entirety by the following:

     Frank F. Taplin. Mr. Taplin's resident address is 1122 North Kings Road, Apt. 9, West Hollywood, California 90069. He is employed at Kosmont & Associates, Inc., a real estate planning and consulting company, 14724 Ventura Boulevard, Suite 2, Sherman Oaks, California 91403.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended as hereinafter set forth.

     (a) The statements under the heading Clara T. Rankin are hereby deleted and replaced in their entirety by the following:

     Clara T. Rankin. Mrs. Rankin has the sole power to vote and to dispose of 329,247 shares of Class B Common and has shared power to vote and to dispose of 7,000 shares of Class B Common, which together constitute approximately 19.52% of the outstanding Class B Common.

     (b)  The statements under the heading Alfred M. Rankin,
Jr. are hereby deleted and replaced in their entirety by the following:

     Alfred M. Rankin, Jr. Mr. Rankin has sole power to vote and to dispose of 58,998 shares of Class B Common, and has shared power to vote and to dispose of 16,000 shares of Class B Common, which together constitute approximately 4.35% of the outstanding Class B Common.

     (c) The statements under the heading Helen P. Rankin are hereby deleted and replaced in their entirety by the following:

     Helen R. Butler. Ms. Butler has the sole power to vote and to dispose of 3,028 shares of Class B Common, which constitute approximately 0.18% of the outstanding Class B Common.

     (d) The statements under the heading Thomas T. Rankin are hereby deleted and replaced in their entirety by the following:

     Thomas T. Rankin. Mr. Rankin has the sole power to vote and to dispose of 60,716 shares of Class B Common, including 3,187 shares of Class B Common held as custodian for James T. Rankin, which constitute approximately 3.52% of the outstanding Class B Common.

     (e)  The statements under the heading Claiborne R.
Rankin are hereby deleted and replaced in their entirety by the following:

     Claiborne R. Rankin. Mr. Rankin has the sole power to vote and to dispose of 66,518 shares of Class B Common, including 650 shares of Class B Common held as custodian for Julia L. Rankin, 2,408 shares of Class B Common held as custodian for Chloe E. Rankin and 1,630 shares of Class B Common held as custodian for Claiborne R. Rankin, Jr., which constitute approximately 3.86% of the outstanding Class B Common.

     (f) The statements under the heading Roger F. Rankin are hereby deleted and replaced in their entirety by the following:

     Roger F. Rankin. Mr. Rankin has the sole power to vote and to dispose of 67,398 shares of Class B Common, which constitute approximately 3.91% of the outstanding Class B Common.

     (g) The statements under the heading Bruce T. Rankin are hereby deleted and replaced in their entirety by the following:

     Bruce T. Rankin. Mr. Rankin has the sole power to vote and to dispose of 67,398 shares of Class B Common, which constitute approximately 3.91% of the outstanding Class B Common.

     (h) The statements under the heading Britton T. Taplin are hereby deleted and replaced in their entirety by the following:

     Britton T. Taplin. Mr. Taplin has the sole power to vote and to dispose of 27,495 shares of Class B Common, which constitute approximately 1.60% of the outstanding Class B Common.

          (i) The statements under the heading National City Bank are hereby deleted and replaced in their entirety by the following:

     National City Bank. As trustee for various trusts for the benefit of certain signatories to the Stockholders' Agreement, National City Bank may be deemed to have shared power to vote and to dispose of 67,000 shares of Class B Common, which constitute 3.89% of the outstanding Class B Common. The Bank disclaims beneficial ownership of such shares.

          (j) The statements in paragraph (c) are hereby deleted and replaced in their entirety by the following:

          (c) There have been no transactions in Class B Common of the Company by any of the persons named in response to Item 2 hereof during the 60 days prior to January 15, 1995 other than a transfer of 679 shares of Class B Common on December 23, 1994 at a price of $51.75 per share from Thomas T. Rankin to Clara T. Rankin in repayment of a loan.

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March 24, 1995
                                                   Alfred M. Rankin, Jr.
                                       Name:  Alfred M. Rankin, Jr.

                                                   Alfred M. Rankin, Jr.
                                       Name:  Alfred M. Rankin, Jr.

                                              Attorney-in-Fact for
                                              Clara T. Rankin*

                                              Attorney-in-Fact for
                                              Victoire G. Rankin*

                                              Attorney-in-Fact for
                                              Helen R. Butler*

                                              Attorney-in-Fact for
                                              Clara T. Rankin*

                                              Attorney-in-Fact for
                                              Thomas T. Rankin*

                                              Attorney-in-Fact for
                                              Matthew M. Rankin*

                                              Attorney-in-Fact for
                                              Claiborne R. Rankin*

                                              Attorney-in-Fact for
                                              Chloe O. Rankin*

                                              Attorney-in-Fact for
                                              Roger F. Rankin*

                                              Attorney-in-Fact for
                                              Bruce T. Rankin*

                                              Attorney-in-Fact for
                                              Frank E. Taplin, Jr.*

                                              Attorney-in-Fact for
                                              Margaret E. Taplin*

                                              Attorney-in-Fact for
                                              Martha S. Kelly*

                                              Attorney-in-Fact for
                                              Susan S. Panella*

                                              Attorney-in-Fact for
                                              Jennifer T. Jerome*

                                              Attorney-in-Fact for
                                              Caroline T. Ruschell*

                                              Attorney-in-Fact for
                                              David F. Taplin*

                                              Attorney-in-Fact for
                                              Thomas E. Taplin*

                                              Attorney-in-Fact for
                                              Beatrice B. Taplin*

                                              Attorney-in-Fact for
                                              Thomas E. Taplin, Jr.*

                                              Attorney-in-Fact for
                                              Theodore D. Taplin*

                                              Attorney-in-Fact for
                                              Britton T. Taplin*

                                              Attorney-in-Fact for
                                              Frank E. Taplin*

                                              Attorney-in-Fact for
                                              National City Bank, as
                                                trustee*
_________________________________________________________

                             EXHIBIT 1

Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of the undersigned.


Dated:  March  24, 1995
                                                         Alfred M. Rankin, Jr.
                                              Name:  Alfred M. Rankin, Jr.

                                                         Alfred M. Rankin, Jr.
                                              Name:  Alfred M. Rankin, Jr.

                                              Attorney-in-Fact for
                                              Clara T. Rankin*

                                              Attorney-in-Fact for
                                              Victoire G. Rankin*

                                              Attorney-in-Fact for
                                              Helen R. Butler*

                                              Attorney-in-Fact for
                                              Clara T. Rankin*

                                              Attorney-in-Fact for
                                              Thomas T. Rankin*

                                              Attorney-in-Fact for
                                              Matthew M. Rankin*

                                              Attorney-in-Fact for
                                              Claiborne R. Rankin*

                                              Attorney-in-Fact for
                                              Chloe O. Rankin*

                                              Attorney-in-Fact for
                                              Roger F. Rankin*

                                              Attorney-in-Fact for
                                              Bruce T. Rankin*

                                              Attorney-in-Fact for
                                              Frank E. Taplin, Jr.*

                                              Attorney-in-Fact for
                                              Margaret E. Taplin*

                                              Attorney-in-Fact for
                                              Martha S. Kelly*

                                              Attorney-in-Fact for
                                              Susan S. Panella*

                                              Attorney-in-Fact for
                                              Jennifer T. Jerome*

                                              Attorney-in-Fact for
                                              Caroline T. Ruschell*

                                              Attorney-in-Fact for
                                              David F. Taplin*

                                              Attorney-in-Fact for
                                              Thomas E. Taplin*

                                              Attorney-in-Fact for
                                              Beatrice B. Taplin*

                                              Attorney-in-Fact for
                                              Thomas E. Taplin, Jr.*

                                              Attorney-in-Fact for
                                              Theodore D. Taplin*

                                              Attorney-in-Fact for
                                              Britton T. Taplin*

                                              Attorney-in-Fact for
                                              Frank E. Taplin*

                                              Attorney-in-Fact for
                                              National City Bank, as
                                                trustee*